Via Facsimile and U.S. Mail
Mail Stop 4720

April 7, 2010

Robert W. Duggan
Chief Executive Officer
Pharmacyclics, Inc.
995 E. Arques Avenue
Sunnyvale, CA 94085-4521

Re: Pharmacyclics, Inc.
Form 10-K for the Year Ended June 30, 2009
Filed September 22, 2009
File No. 000-26658

Dear Mr. Duggan:

        We have completed our review of your filing and have no further comments at
this time.

                                        Sincerely,

                                        Jeffrey P. Riedler
                                        Assistant Director